

FILE No.
82-4990

Consolidated Business Results
for the First Three Months of the Fiscal Year ending March 31, 2007

July 31, 2006

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp)

Representative: Satoshi Seino
President and CEO

Contact Person: Osamu Kawanobe
Director of Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03) 5334-1300

1. **Matters concerning Preparation of the Consolidated Quarterly Financial Information**

(1) Application of simplified accounting methods: None

(2) Difference in the accounting methods from those used in the most recent fiscal year (consolidated): None

(3) Changes in scope of consolidation and application of equity method (changes from March 31, 2006):

Addition to consolidation 1
Exclusion from consolidation: 3

2. **Consolidated Business Results (April 1, 2006 through July 30, 2006)**

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Three months ended June 30, 2006	¥640,494 million 2.1%	¥110,068 million (9.4)%	¥92,232 million 2.8%	¥54,800 million (2.3)%
Three months ended June 30, 2005	¥627,306 million 1.9%	¥121,428 million 20.7%	¥89,686 million 39.7%	¥56,070 million 40.5%
(Reference) Year ended March 31, 2006	¥2,592,393 million	¥396,099 million	¥274,672 million	¥157,574 million

	Earnings per Share	Earnings per Share (fully diluted)
Three months ended June 30, 2006	¥13,712.93	–
Three months ended June 30, 2005	¥14,030.70	–
(Reference) Year ended March 31, 2006	¥39,369.65	–

(Note) Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the same period in the immediately preceding fiscal year.

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At June 30, 2006	¥6,732,977 million	¥1,414,768 million	20.6%	¥347,711.24
At June 30, 2005	¥6,653,914 million	¥1,226,161 million	18.4%	¥306,825.32
(Reference) At March 31, 2006	¥6,821,583 million	¥1,357,359 million	19.9%	¥339,598.80

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Three months ended June 30, 2006	¥75,645 million	¥(128,003) million	¥47,007 million	¥59,969 million
Three months ended June 30, 2005	¥77,223 million	¥(112,383) million	¥39,712 million	¥71,606 million
(Reference) Year ended March 31, 2006	¥447,722 million	¥(309,488) million	¥(141,599) million	¥64,373 million

3. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income	Earnings per Share
Six months ending September 30, 2006	¥1,308,000 million	¥182,000 million	¥108,000 million	¥27,025.46
Year ending March 31, 2007	¥2,624,000 million	¥290,000 million	¥171,000 million	¥42,790.32

Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.